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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70865

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MMM Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 Wall St, Room 501
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rocco Sciangula	(212) 668-8700	rsciangula@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brian Fraioli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MMM Securities LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Brian M. Fraioli

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MMM Securities LLC

Statement of Financial Condition
As of June 30, 2026

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MMM Securities LLC

As of June 30, 2026

Contents

Financial Statement

YSL & Associates LLC
Certified Public Accountants | Member of Parker Russell International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MMM Securities LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of MMM Securities LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as MMM Securities LLC's auditor since 2023.

New York, NY

September 23, 2026

MMM Securities LLC

Statement of Financial Condition
As of June 30, 2026

ASSETS		
Cash	$	212,996
Prepaid expenses and other current assets		5,274
Total Assets	$	218,270
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	21,758
TOTAL LIABILITIES		21,758
Member's Equity		196,512
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	218,270

See accompanying notes to financial statement

1. Organization and Nature of Business

MMM Securities LLC (the "Company") was formed in 2021 as a Florida limited liability company and maintains its principal office in New York, New York. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Monark Markets, Inc. (the "Parent").

The Company is authorized to engage in the following types of business:

- Private Placements of Securities;
- Mutual Fund Retailer;
- Operation of an Alternative Trading System ("ATS") a non-exchange trading venue that matches buyers/sellers of securities for secondary transactions;
- Refer other participants in the financial services industry to unaffiliated broker/dealers for order execution and settlement for which it will receive compensation as referral, finders or similar fees

2. Summary of Significant Accounting Policies

Basis of Accounting

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. Summary of Significant Accounting Policies (continued)

As of June 30, 2026, the Company had no contract assets, contract liabilities, or accounts receivable related to contracts with customers.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single-member limited liability company that is disregarded as an entity separate from its sole member for U.S. federal income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level except the Company may be subject to the New York City Unincorporated Business Tax. In accordance with ASC 740, "Income Taxes," no provision for income taxes has been recorded. Taxable income is allocated to the member in accordance with the Company's operating agreement, and the member is responsible for any income taxes.

At June 30, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. Management evaluated expected credit losses as of June 30, 2026 and determined that no allowance for credit losses was necessary.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At June 30, 2026, the Company had regulatory net capital of $191,238 which was $186,238 above the required net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.1138 to 1 at June 30, 2026.

The Company does not hold customers' cash or securities and has no requirement under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k) of that rule.

4. Transactions with Related Parties

The Company provides placement services to Monark Capital Management LLC ("MCM"), an affiliate.

The Parent from time to time pays expenses on behalf of the Company. The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with its Parent whereby the Parent provides accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

5. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The CODM is the chief executive officer. The net income or loss is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

5. Segment Reporting (continued)

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

6. Commitments and Contingencies

As of June 30, 2026, there were no claims or lawsuits brought by or against the Company.

7. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since June 30, 2026, through the date the financial statement was issued, and has determined there are no material events that would require disclosures in the Company's financial statement.